CONSENT OF KYLE FOSTER

The undersigned hereby consents to the references to, and the information derived from the mineral reserve estimates, as applicable, for the Wolfshag deposit and the Otjikoto Mine and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2019, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063 and No. 333-232158) of B2Gold Corp.

/s/ Kyle Foster
Kyle Foster
March 20, 2020